UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-12907

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

KNOLL RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KNOLL, INC

1235 Water Street

East Greenville, PA 18041

Knoll Retirement Savings Plan

Financial Statements and Supplementary Schedule

Years ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

Knoll Retirement Plans Administration Committee

Knoll Retirement Savings Plan

We were engaged to audit the accompanying statement of net assets available for benefits of the Knoll Retirement Savings Plan (the “Plan”) and the related statement of changes in net assets available for benefits as of and for the year ended December 31, 2006 and the supplementary schedule as of December 31, 2006. These financial statements and supplementary schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the year ended December 31, 2005 were reported on by other auditors whose report, dated June 16, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan, and the changes in net assets available for benefits as of and for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Beard Miller Company LLP

Reading, Pennsylvania

June 15, 2007

Report of Independent Registered Public Accounting Firm

Knoll Retirement Plans Administration Committee

We have audited the accompanying statement of assets available for benefits of The Knoll Retirement Savings Plan as of December 31, 2005, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005, and the changes in its assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 16, 2006

Knoll Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments, at fair value	$221,907,630	$202,716,202
Employer contribution receivable	576,159	662,412

Net assets available for benefits	$222,483,789	$203,378,614

See notes to financial statements.

Knoll Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2006	2005
Additions
Investment income:
Interest and dividends	$10,501,144	$7,527,776
Net appreciation in fair value of investments	11,990,105	4,355,775

	22,491,249	11,883,551

Contributions:
Participants	10,873,223	9,935,182
Rollovers	421,026	598,319
Employer	3,366,135	3,208,319

	14,660,384	13,741,820

Total additions	37,151,633	25,625,371

Deductions
Benefits paid to participants	18,046,288	11,523,608
Administrative expenses	170	—

Total deductions	18,046,458	11,523,608

Net increase	19,105,175	14,101,763

Net assets available for benefits:
Beginning of year	203,378,614	189,276,851

End of year	$222,483,789	$203,378,614

See notes to financial statements.

Knoll Retirement Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

1. Description of Plan

The following description of the Knoll Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Copies are available from the Knoll Retirement Plans Administration Committee.

General

The Plan is a defined contribution plan covering all U.S. employees of Knoll, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Vanguard Fiduciary Trust Company replaced Putnam Fiduciary Trust Company as trustee of the Plan in February 2005.

Contributions

Participants can elect to contribute up to 50% of their compensation, as defined, on a pretax basis, after-tax basis, or a combination subject to Internal Revenue Service limitations. Participants who are over the age of 50 can elect to make catch-up contributions, subject to Internal Revenue Code limitations. Additionally, participants may contribute amounts representing distributions from other qualified plans.

The Company matches 40% up to the first 6% of participant contributions (the “fixed” match) for those participants who are U.S. employees not covered by a collective bargaining agreement. For participants who are U.S. employees covered by a collective bargaining agreement, the Company matches 50% up to the first 6% of participant contributions (the “fixed” match). The fixed Company match is made to the participants’ pretax contributions first, then applied to the participants’ after-tax contributions, if the pretax contributions are less than 6% of pay. In addition, the Company may make discretionary contributions based on the Company’s financial performance (the “performance-based” match) to U.S. non-bargaining participants who (a) are employed on the last day of the Plan year for which the discretionary contribution is made, (b) retire during the Plan year, or (c) die or become disabled during the Plan year. Like the fixed match, the performance-based match is applied up to the first 6% of participant contributions. The Company made performance-based match contributions of approximately $576,000 and $662,000 for the years ended December 31, 2006 and 2005, respectively. U.S. employees covered by a collective bargaining agreement are not eligible for performance-based match contributions.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions (continued)

Upon enrollment, a participant may direct contributions in 1% increments to any of the Plan’s fund options, with the exception of the Knoll Restricted Stock Fund (through November 30, 2006). Certain employer discretionary contributions were invested in the Knoll Restricted Stock Fund. Such discretionary contributions were not able to be redirected to any of the Plan’s other funds. Effective December 1, 2006, all restrictions were lifted from the Knoll Restricted Stock Fund and the fund was merged into the Knoll Common Stock Fund. Participants may change their investment options daily.

In no event shall a participant be permitted to make any investment in the Knoll Common Stock Fund if immediately following such investment, the value of the participant’s interest in the Knoll Common Stock Fund exceeds 10% of the value of the participant’s total account balance.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching and discretionary contributions, and an allocation of Plan earnings (including unrealized appreciation or depreciation of Plan assets). Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions to the Plan. The benefit to which a participant is entitled is the vested portion of the participant’s account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contributions plus actual earnings thereon is based on years of service. Under a graded vesting schedule, a participant is 100% vested after five years of credited service.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of their vested account balance, which ever is less. Principal and interest must be repaid over a period not to exceed four-and-a-half years, unless the loan is used for a residential purchase. Interest rates are established based on the prime rate provided by the Plan’s trustee on the last business day of the calendar quarter preceding or coinciding with the loan request, plus 2%. All loans are collateralized by the participants’ vested account balance in the Plan and are repaid through payroll deductions.

Administrative Costs

The Plan’s administrative costs, other than those related to the management of investments and transaction fees, are paid by the Company. Expenses related to the management of investments are allocated to each participant’s account. Allocations are based on participant earnings or account balances, as defined in the Plan Agreement.

Payment of Benefits

On termination of service, a participant will receive a lump-sum amount if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, the assets will generally continue to be held in the Plan until the participants’ normal or early retirement date. Terminated participants may elect to receive their vested account balance at any time. Upon death, permanent disability, or retirement, a participant or beneficiary may elect to receive a lump-sum payment or annual installments over a specified period that does not exceed the longest of: ten years, the participant’s life expectancy, or the beneficiary’s life expectancy.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

New Accounting Policies

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value. Shares in the Knoll Common Stock Fund are valued at the closing price of the Knoll, Inc. common stock on the New York Stock Exchange (NYSE) on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and are not separately identifiable as an expense.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Payment of Benefits

Benefit payments to participants are recorded when paid.

3. Investments

During 2006 and 2005, the Plan’s investments appreciated (depreciated) in fair value (including gains and losses on investments purchased, sold, as well as held during the year) as follows:

	Year ended December 31
	2006	2005
Mutual funds	$11,113,718	$4,561,089
Common/collective trust	—	(133,838)
Equity securities	876,387	(71,476)

	$11,990,105	$4,355,775

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31
	2006	2005
ABN AMRO Income Plus Fund	$73,746,216	$75,494,801
Vanguard Windsor II Fund	51,129,531	44,633,070
American Funds Growth Fund of America R4	25,467,741	22,581,946
Vanguard Balanced Index Fund	18,480,837	16,500,637
American Funds Euro Pac Growth Find R4	15,281,266	10,993,546

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed Knoll Restricted Stock Fund is as follows:

	December 31
	2006	2005
Net assets:
Knoll Restricted Stock Fund	$—	$3,050,713

	$—	$3,050,713

	Year ended December 31
	2006	2005
Change in net assets:
Dividends	$52,440	$45,004
Net appreciation (depreciation)	670,955	(195,855)
Benefits paid to participants	(119,161)	(46,436)
Transfers to participant-directed investments	(3,654,947)	—

	$3,050,713	$(197,287)

5. Transactions with Parties-in-Interest

At December 31, 2006 and 2005, the Plan held investments totaling $3,871,137 and $3,122,294, respectively, in shares of common stock of the Company.

Prior to April 1, 2005, upon termination of employment with the Company, an employee’s respective interest in the Knoll Restricted Stock Fund was required to be liquidated and sold to the Company at the closing price of the Knoll, Inc. common stock on the NYSE on the date of the transaction and the funds redirected to an alternative investment option.

Effective April 1, 2005, upon termination of employment with the Company, at the participant’s discretion, the participant could require the Company to repurchase the employee’s respective interest in the Knoll Restricted Stock Fund at the closing price of the Knoll, Inc. common stock on the NYSE on the date of the transaction.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

5. Transactions with Parties-in-Interest (continued)

Effective December 1, 2006, the Knoll Restricted Stock Fund was merged with the Knoll Common Stock Fund and became freely tradable on the open market.

Shares held in the Knoll Common Stock Fund may be sold at any time at participant discretion at the closing price of the Knoll, Inc. common stock on the NYSE.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 26, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplementary Schedule

Knoll Retirement Savings Plan

EIN 13-3873847, Plan 002

Schedule H, Line 4i—

Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	ABN AMRO Income Plus Fund	Registered Investment Company	*	*	$73,746,216
*	Vanguard Windsor II Fund	Registered Investment Company	*	*	51,129,531
	American Funds Growth Fund of America R4	Registered Investment Company	*	*	25,467,741
*	Vanguard Balanced Index Fund	Registered Investment Company	*	*	18,480,837
	American Funds Euro Pac Growth Fund R4	Registered Investment Company	*	*	15,281,266
*	Vanguard Extended Market Index Investment Fund	Registered Investment Company	*	*	8,853,060
*	Vanguard Explorer Fund	Registered Investment Company	*	*	6,090,833
	PIMCO Total Return Fund	Registered Investment Company	*	*	3,745,697
*	Vanguard 500 Index Fund	Registered Investment Company	*	*	9,863,753
*	Knoll Common Stock Fund	Company Stock Fund	*	*	3,871,137
*	Participant loans	Interest rates ranging from 6% to 11.5%	0		5,377,559

					$221,907,630

*	Party-in-interest to the Plan.
**	Cost is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Knoll Retirement Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KNOLL RETIREMENT SAVINGS PLAN

Date: June 29, 2007	By:	/s/ Marcia A. Thompson
Marcia A. Thompson
Authorized Committee Member

Date: June 29, 2007	By:	/s/ Barry L. McCabe
Barry L. McCabe
Authorized Committee Member